08026450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-65589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barron Moore, Inc.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3710 Rawlins St., Suite 800
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Katherine A. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barron Moore, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACY SAUNDERS
Notary Public, State of Texas
My Commission Expires
October 25, 2009

Katherine Moore
Signature

President & CEO
Title

Jacy Saunders
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARRON MOORE, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

BARRON MOORE, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Barron Moore, Inc.

In planning and performing our audit of the financial statements and supplemental information of Barron Moore, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

BARRON MOORE, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 1,750
Receivable from broker-dealers and clearing organizations	119,485
Property and equipment, net of accumulated depreciation of $38,948	36,578
Receivable from parent - income taxes	49,241
	$ 207,054

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 44,992
Payable to broker-dealers and clearing organizations	18,000
	62,992
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 10,000 issued and outstanding, $1 stated value	10,000
Additional paid in capital	211,139
Retained earnings (deficit)	(77,077)
Total stockholders' equity	144,062
	$ 207,054

The accompanying notes are an integral part of these financial statements.

BARRON MOORE, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Securities commissions	$1,983,474
Interest income	1,773
Other income	84,203
	2,069,450
Expenses	
Compensation and benefits	524,986
Commissions and clearance paid to all other brokers	996,973
Communications	8,809
Occupancy and equipment costs	92,564
Promotional costs	10,857
Regulatory fees and expenses	28,070
Other expenses	559,761
Clearing expenses	35,405
	2,257,425
Loss before income tax	(187,975)
Federal income tax benefit	52,163
State income tax expense	(3,285)
Net Loss	$ (139,097)

The accompanying notes are an integral part of these financial statements.

BARRON MOORE, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2006	10,000	$ 10,000	$ 92,639	$ 62,020	$ 164,659
Capital contribution			118,500		118,500
Net loss				(139,097)	(139,097)
Balances at December 31, 2007	10,000	$ 10,000	$ 211,139	$ (77,077)	$ 144,062

The accompanying notes are an integral part of these financial statements.

BARRON MOORE, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

BARRON MOORE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (139,097)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	15,093
Change in operating assets and liabilities:	
Decrease in other receivables	7,500
Decrease in receivable from broker-dealers and clearing organizations	26,461
Increase in receivable from parent - income taxes	(45,441)
Decrease in accounts payable and accrued expenses	(16,836)
Increase in payable to broker-dealers and clearing organizations	18,000
Net cash provided (used) by operating activities	(134,320)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contribution	118,500
Net cash provided (used) by financing activities	118,500
Net decrease in cash	(15,820)
Cash at beginning of year	17,570
Cash at end of year	$ 1,750

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

BARRON MOORE, INC.
Notes to Financial Statements
December 31, 2007

Note 1 - Summary of Significant Accounting Policies

Barron Moore, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Barron Moore Holdings, Inc. ("Holdings"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2007 was $10,857.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $58,243 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was .77 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation is as follows.

	Cost	Accumulated Depreciation	Net
Furniture and fixtures	$ 75,526	$ 38,948	$ 36,578
Property and equipment	$ 75,526	$ 38,948	$ 36,578

Depreciation expense for the period ended December 31, 2007 was $15,093 and is shown in occupancy and equipment cost.

Note 5 - Lease Commitments

The following is a schedule by years of future minimum office equipment lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Note 5 - Lease Commitments, continued

Year Ending December 31,	
2008	$ 8,206
2009	6,155
	$ 14,361

Rent expense of $19,422 was charged to other expenses.

Note 6 - Related Party

Holdings has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with Holdings under this contract through December 31, 2007, were $148,750. The Company is contingently liable under an office lease agreement entered into by its parent. The following is a summary of future minimum lease payments of the contingent liability.

Year Ending December 31,	
2008	$ 138,866
2009	138,866
2010	143,888
2011	148,910
2012	153,098
2013	157,286
2014	78,643
	$ 959,557

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any unrecorded potential losses relating to this indemnification.

Note 8 - Going Concern

As shown in the financial statements, the Company has incurred a substantial loss. In addition the Company is aware of various proposed administrative actions incidental to its securities business that allege violations of various NASD Conduct Rules. The ultimate outcome of the proposed administrative actions cannot presently be determined. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

BARRON MOORE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 144,062
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		144,062
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 36,578	
Receivable from parent - income taxes	49,241	(85,819)
Net capital before haircuts on securities positions		58,243
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 58,243

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 44,992
Total aggregate indebtedness	$ 44,992

Schedule I (continued)

BARRON MOORE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,000
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 53,243
Excess net capital at 1000%	$ 53,744
Ratio: Aggregate indebtedness to net capital	.77 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

BARRON MOORE, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Legent Clearing

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Barron Moore, Inc.

We have audited the accompanying statement of financial condition of Barron Moore, Inc., as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barron Moore, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred a substantial loss and is aware of various proposed administrative actions. Those actions claim alleged violations of various NASD Conduct Rules. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2008

END